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                                                                    Exhibit 99.1

                                                        Contact:  Kristi Hubbard
                                                                  (972) 458-0601

           BEAUTICONTROL, INC. TO MERGE WITH TUPPERWARE CORPORATION


Dallas, September 13, 2000 - BeautiControl, Inc. (NASDAQ:BUTI), a leading international direct sales skin care, cosmetics, image and wellness company headquartered in Carrollton, Texas, today announced plans to merge with Tupperware Corporation (NYSE:TUP).

The merger will allow BeautiControl to extend its North American and global business reach by leveraging Tupperware's multinational infrastructure and 50 years of direct-selling expertise. Both companies have built their success by selling through independent consultants and the party-plan marketing method. Each company has expanded its sales force support by offering additional marketing channels, such as direct mail and industry-leading e-commerce capabilities. The BeautiControl Web site address is www.beauticontrol.com.

BeautiControl will operate as a separate division with its unique branding, product lines and independent sales force. BeautiControl consultants will not sell Tupperware products or vice versa.

BeautiControl, Inc. is a 20-year-old direct selling company founded by Jinger and Dick Heath with a sales force of more than 50,000 independent consultants in the United States, Canada and Asia. The Heaths will continue to lead BeautiControl, with Jinger Heath maintaining her position as Chairman. Dick Heath will retain his position as Chief Executive Officer.

"Jinger and I are extremely excited that BeautiControl will become part of the Tupperware family," said Dick Heath. "When Tupperware approached us with the possibility of this transaction, Jinger and I knew that it was the right thing to do for our independent sales force, shareholders and employees. The core values of both companies are almost identical, and a common mission is to provide mostly women with a fulfilling, flexible career alternative. We view this entirely as a merger of strengths and look forward to a creative, prosperous and synergistic relationship."

In 1999 BeautiControl had annual retail sales of approximately $130 million. For the six-month period which ended May 31, 2000, it reported net income of $2 million on $33 million in net company sales (approximately $65 million retail).

Tupperware Corporation, a $1.0 billion multinational company, has extraordinary global brand recognition and is one of the world's leading direct sellers and suppliers of food storage, preparation and serving items, with premium products reaching consumers in more than 100 countries.

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"BeautiControl is an ideal addition to our company," said Rick Goings, Chairman and CEO of Tupperware Corporation, "because it brings not only a high-quality product line, but also a highly trained sales force that can be expanded here in North America and also in the large beauty products markets such as Latin America. Additionally, we are glad that Dick and Jinger Heath will continue to lead the business."

As part of the agreement, Tupperware will commence a tender offer for the common stock of BeautiControl at $7 cash per share. Shareholders owning approximately 47% of BeautiControl shares have agreed to tender their shares. Any shares not purchased at the close of the tender offer shall be acquired at $7 cash per share in a subsequent merger. The total value of the transaction will be approximately $65 million. The closing is subject to certain conditions, including anti-trust clearance and the tender of a majority of BeautiControl shares.

The Company's Board of Directors has unanimously approved the agreement and intends to recommend to the Company's stockholders that they tender their shares. Hoak Breedlove Wesneski & Co. has rendered to the Board of Directors its opinion that the consideration to be paid to the holders of the Company's common stock is fair from a financial point of view.

This release includes certain forward-looking statements that are based upon management's beliefs as well as on assumptions made by and data currently available to management. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the following: the possible inability of Tupperware to complete the acquisition of the Company, the risks and uncertainties associated with integrating the two companies and retaining key personnel, and the risk factors listed from time to time in the Company's Securities and Exchange Commission reports. Actual results may differ materially from those anticipated in such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, even if subsequent events or circumstances make it clear that any projected results expressed or implied therein may not be realized.

At the time the offer is commenced, the acquiring entity will file a Tender Offer Statement and the Company will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of the Company, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available at no charge on the Commission's Web site at www.sec.gov.